Exhibit 4.19

English Translation for Reference

TECHNOLOGY SERVICE AGREEMENT

Consignor(hereinafter referred to as “Party A”): CNinsure Century Insurance Sales & Service Co., Ltd.,Chongqin Branch
Address: 4/F., Block A, Metropolitan Plaza, No. 120 Zhourong Road, Yuzhong District, Chongqing
Legal Representative: Jiang Ben
Contact Person: Wen Zhigang

Consignee (hereinafter referred to as “Party B”): Ying Si Kang Information Technology (Shenzhen) Co., Ltd.
Address: F3, 3/F, Hanfeng Building, No. 1 Xiameilin Street 1, Futian District, Shenzhen
Legal Representative:Tian Yuan
Contact Person: Liu Jun

Party A entrusts Party B to provide technology services in respect of insurance mobile support system and agrees to pay correspondent service fees. Pursuant to the requirements of the Contract Law of the People’s Republic of China, and based on the principles of equality, voluntariness and mutual benefit, Party A and Party B hereby enter into this Agreement with the terms and conditions thereof set out as follows:

Article 1. Party A entrusts Party B to conduct the technology services as follows:

1.	Objective: to ensure Party A the normal operation of the insurance mobile support system.

2.	Service scope:

(1)	Transaction support service: to provide to Party A transaction support service in respect of the use of insurance mobile support system;

(2)	Data maintenance service: it shall include the daily maintenance and backup of data;

(3)
Service in relation to the system safety and efficiency: Party B shall provide operation and maintenance services for the operating system, database, middleware and backup software on the system that the customer runs, in order to improve the safety, stability, efficiency and rationality of the system of Party A;

(4)	On-site support service: Party A may enjoy on-site support service provided by the technical advisors of Party B;

3.	Service mode: Party B shall provide services either onsite or remote.

Article 2. Party B shall provide technology services pursuant to the following requirements：

1.	Destination: the address of Party A;

2.	Service period: January 1, 2014 to December 31, 2014;

3.	Schedule: ongoing service;

4.	Quality requirements: fulfillment of the service demand of Party A;

5.	Quality guarantee period: till December 31, 2014.

Article 3. To ensure effective provision of technology services by Party B, Party A shall provide to Party B the following working conditions and assistance:

1.	Provision of materials and information:

(1)	Company information;

(2)	Relevant business rules, procedures and standards.

2.	Working conditions:

(1)	Office space and supporting facility;

(2)	Service environment.

3.	Others: establishing a liaison team.

4.	Time and method for Party A to provide the foregoing working condition and assistance: pursuant to the requirements of the project staff.

Article 4.  Party A shall pay service fees to Party B in accordance with the following arrangements.

1.	The amount of service fees: technology service fees related to insurance mobile support system shall be charged at 18% of the monthly revenue of Party A.

2.	Party A shall pay the technology service fees to Party B in a lum sum (a lum sum or installments).

Payment method and time are as follows.

(1)	Monthly settlement, Party A shall pay the service fees to Party B within 30 days after the end of each month. Upon receiving the service fees, Party B shall issue an invoice to Party A.

The bank account name, address and number of Party B are as follows.

Bank account address:(intentionally omitted)

Bank account name: (intentionally omitted)

Bank account number: (intentionally omitted)

Article 5. The parties herein agree to the following terms in respect to confidentiality obligations.

For Party A:

1.
Confidential information (including technological and operational information): No party shall disclose the materials, records or information it obtains from the other party to any third party without the prior consent of the other party.

2.	Personnel bound by confidentiality obligations: any person who may have access to the confidential information.

3.	Term of confidentiality obligations: starting from the commencement of the service till two years after the end of the service.

4.	Breach of confidentiality obligations: any party who breaches the confidentiality obligation shall indemnify the other party against all reputational or financial losses resulting from such breach.

For Party B:

1.	Confidential information (including technological and operating information): all the information provided by Party A such as technical material, training brochure, etc.

2.	Personnel bound by confidentiality obligations: any person who may have access to the confidential information.

3.	Term of confidentiality obligations: starting from the commencement of service till two years after the end of the service.

4.	Breach of confidentiality: any party who breaches the confidentiality obligation shall indemnify the other party against all financial losses resulting from such breach.

Article 6.  Amendment to this Agreement shall be in written form with unanimous agreement between the parties herein through consultation. Any party may request the other party to alter the rights and obligations in this Agreement under any of the following circumstances. The other party shall response within 10 days upon request. Failure in response is deemed to have consented.

Article 7.  Both parties agree to the following standard and forms to measure the accomplishment of technology services provided by Party B.

1.	The form of the delivery of the technology service: provision of services to Party A in accordance with the terms of this Agreement.

Article 8.  Both parties agree that

1.
During the term of this Agreement, Party A shall be entitled to the intellectual property rights of any new technological achievements accomplished by Party A based on the technology services provided by Party B.

2.
During the term of this Agreement, Party B shall be entitled to the intellectual property rights of any new technological achievements accomplished by Party B based on the technological information and working condition provided by Party A.

Article 9. Both parties agree to undertake the respective liabilities in the event of breach as follows:

1.
In the case of violation of Article 2 by Party B, Party B shall pay to Party A daily penalty charged at 1‰ of the paid contractual service fees (calculation method for paying penalty or compensation for loss).

2.	In the case of violation of Article 4 by Party A, Party A shall pay daily penalty charged at 1‰ of the unpaid contractual service fees(calculation method for paying penalty or compensation for loss).

Article 10. During the valid term of this Agreement, both parties agree that Party A designates _______ as its project contact person and Party B designates Liu Jun as its project contact person. Responsibilities of the contact persons are as follows.

(1)	Acting as a project manager under this Agreement;

(2)	Making regular communication on the progress and problems of the project.

Any party changing its contact person shall issue a written notice to the other party promptly or shall take corresponding responsibilities in impeding the execution of this Agreement and all losses resulting from failure in delivering such a notice.

Article 11. Both parties agree any party may terminate this Agreement under the following circumstances that make the execution of this Agreement unnecessary or impossible.

(1)	Force majeure;

(2)	The parties unanimously agree to terminate this Agreement.

Article 12.  Any disputes arising from the execution of this Agreement shall be resolved through negotiation and mediation. If the negotiation and mediation fails, the parties agree to resolve the disputes by the second method stated as follows.

(1)	Submitting to ________ Arbitration Committee for arbitration;

(2)	Bringing a legal action in the People’s court according to law.

Article 13.  The parties agree that the definition and explanation of relevant words and technical terms in this Agreement and its exhibits are

(1)	in accordance with relevant standards and rules and regulations in the People’s Republic of China.

Article 14. (intentionally omitted)

Article 15. (intentionally omitted)

Article 16. This Agreement is executed in two originals which possess the same legal validity.

Article 17. This Agreement shall become effective once it is signed and sealed by the parties.

Party A: CNinsure Century Insurance Sales & Service Co., Ltd., Chongqin Branch (seal) [Chop affixed]	Party B: Ying Si Kang Information Technology (Shenzhen) Co., Ltd. (seal)
Representative:	Representative: [Chop affixed]
Date:	Date: